UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

THE CYBER GROUP NETWORK CORPORATION

(Name of Issuer)

Series B Convertible Preferred Stock
par value $0.001 per share
(convertible into Common Stock)
(Title of Class of Securities)

23244V208
(CUSIP Number)

Weibing Lu
c/o Steve Zhu, Esq.
Citigroup Tower, 14th Floor, No. 33, Hua Yuan Shi Qiao Road
Shanghai, P.R. China 200120
(8621) 6105-9000
_________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2005
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 23244V208

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Upform Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [__] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

22,627,192 (1)

8	SHARED VOTING POWER

-

9	SOLE DISPOSITIVE POWER

22,627,192 (1)

10	SHARED DISPOSITIVE POWER

-

(1)
Except that Weibing Lu and Xinya Zhang may be deemed to share voting and dispositive power with respect to these shares as Mr. Lu is Chairman and majority shareholder of Upform Group Limited and Mr. Zhang is a Director and shareholder of Upform Group Limited.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,627,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.14%

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23244V208

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Weibing Lu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [__] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-

8	SHARED VOTING POWER

22,627,192 (1)

9	SOLE DISPOSITIVE POWER

-

10	SHARED DISPOSITIVE POWER

22,627,192 (1)

(1)
These Series B Convertible Preferred shares are held by Upform Group Limited, of which Weibing Lu is Chairman and the majority shareholder. Currently, equal to the voting power of 2,009,061,905 shares of common stock of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,627,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.14%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23244V208

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Xinya Zhang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [__] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-

8	SHARED VOTING POWER

22,627,192 (1)

9	SOLE DISPOSITIVE POWER

-

10	SHARED DISPOSITIVE POWER

22,627,192 (1)

(1)	These shares are held by Upform Group Limited, of which Xinya Zhang is a Director and a shareholder. Currently, equal to the voting power of 2,009,061,905 shares of common stock of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,627,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.14%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

This statement relates to the Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred”), of The Cyber Group Network Corporation, a Nevada corporation (the “Company”). The address of the Company’s principal executive office is Rm. 10601, Jiezuo Plaza, No.4, Fenghui Road South, Gaoxin District, Xian Province, People’s Republic of China. The Series B Preferred is convertible into the Company’s Common Stock.

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Weibing Lu, Xinya Zhang and Upform Group Limited, of which Mr. Lu is the Chairman and majority shareholder and Mr. Zhang is a Director and a shareholder. The persons named in this paragraph are sometimes referred to herein as the “Reporting Person” or collectively the “Reporting Persons.”

(b)  Weibing Lu’s and Xinya Zhang’s business address: Rm. 10601, Jiezuo Plaza, No.4, Fenghui Road South, Gaoxin District, Xian Province, People’s Republic of China. Upform Group’s business address: Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(c)  Weibing Lu is presently the CEO and Director of the Company, and Xinya Zhang is a Director of the Company. The principal executive office for Mr. Lu and Mr. Zhang is Rm. 10601, Jiezuo Plaza, No.4, Fenghui Road South, Gaoxin District, Xian Province, People’s Republic of China. Upform Group Limited is in the business of making investments and its address is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(d)  During the past five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Lu and Mr. Zhang are citizens of the People’s Republic of China. Upform Group Limited is a company formed under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds and Other Consideration.

On September 20, 2005, The Cyber Group Network Corporation (the “Company”) executed a Share Exchange Agreement (“Exchange Agreement”) by and among R. Scott Cramer, Steve Lowe, David Wassung (all hereinafter collectively referred to as the “CGPN Shareholders”) and the Company on the one hand, and Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd., a Cayman Island Company (“Skystar”), and the shareholders of 100% of Skystar’s common stock (the “Skystar Shareholders”), on the other hand, so that the Skystar Shareholders could acquire control of the Company. The Skystar Shareholders include Upform Group Limited, Mr. Lu is Chairman and majority shareholder of Upform Group Limited, and Mr. Zhang is a Director and shareholder of Upform Group Limited.

Under the Exchange Agreement, on the Closing Date, the Company issued shares of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred”) to the Skystar Shareholders in exchange for 100% of the common stock of Skystar. The Series B Preferred Stock issued is convertible, in the aggregate, into a number of shares of the Registrant’s common stock that would equal 89.5% of the outstanding shares of the Registrant’s common stock, if the shares were to be converted on the Closing Date. Holders of Series B Preferred Stock are immediately entitled to vote with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Each Series B Preferred Holder is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred will be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share). In addition, on the Closing Date, Skystar paid the Company an amount equal to $120,000, which shall be used to pay liabilities of the Company. The directors of the Company and the CGPN Shareholders approved the Exchange Agreement and the transactions contemplated thereunder. Skystar’s directors and the Skystar Shareholders approved the Exchange Agreement and the transactions contemplated thereunder (the “Exchange Transaction”). The closing of this transaction (the “Closing”) occurred on November 7, 2005 (the “Closing Date”).

Prior to the Exchange Transaction, The Skystar Shareholders had a total of 10,000 shares of its common stock issued and outstanding. In the Exchange Transaction, the Company issued 48,000,000 shares of it Series B Preferred Stock to the Reporting Persons in exchange for the transfer and assignment to the Company of all 10,000 issued and outstanding shares of Skystar. Of the Series B Preferred Stock issued by the Company, 22,627,192 shares of the Series B Preferred Stock were issued to the Reporting Persons. A copy of the Exchange Agreement is attached hereto as Exhibit B.

Item 4.  Purpose of Transaction.

The reporting persons acquired the shares as former holders of Skystar’s common stock. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In connection with the Exchange Transaction, Mr. Lu became the Chief Executive Officer and a Director of the Company and Mr. Zhang became a Director of the Company.

In their capacity as officer and/or director of the Company, Mr. Lu and Mr. Zhang may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7.  Materials to be Filed as Exhibits.

(1)	Joint Filing Agreement attached hereto as Exhibit A.

(2)
Share Exchange Agreement by and among R. Scott Cramer, Steve Lowe, David Wassung (all hereinafter collectively referred to as the “CGPN Shareholders”) and the Company on the one hand, and Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd., a Cayman Island Company (“Skystar”), and the shareholders of 100% of Skystar’s common stock (the “Skystar Shareholders”), on the other hand, dated September 20, 2005, attached hereto as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	November 17, 2005		UPFORM GROUP LIMITED,
a British Virgin Islands Company

		By:	/s/ Weibing Lu
Weibing Lu
Chairman

Dated:	November 17, 2005		/s/ Weibing Lu
Weibing Lu

Dated:	November 17, 2005		/s/ Xinya Zhang
Xinya Zhang

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:	November 17, 2005		UPFORM GROUP LIMITED,
a British Virgin Islands Company

		By:	/s/ Weibing Lu
Weibing Lu
Chairman

Dated:	November 17, 2005		/s/ Weibing Lu
Weibing Lu

Dated:	November 17, 2005		/s/ Xinya Zhang
Xinya Zhang

EXHIBIT B

SHARE EXCHANGE AGREEMENT

by and among

Skystar Bio-Pharmaceutical Company
a Cayman Island company

and

the Shareholders of
Skystar Bio-Pharmaceutical Company,

on the one hand;

and

The Cyber Group Network Corporation,
a Nevada corporation,

and

the Majority Stockholders of The Cyber Group Network Corporation,

on the other hand

September 20, 2005

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement, dated as of September 20, 2005 (this “Agreement”), is made and entered into by and among the shareholders of Skystar Bio-Pharmaceutical Company, a Cayman Island Company (“Skystar”), listed on Schedule I attached (each, a “Skystar Shareholder,” collectively, the “Skystar Shareholders”), on the one hand; and The Cyber Group Network Corporation, a publicly traded Nevada corporation (OTCBB: CGPN.OB) (“CGPN”), R. Scott Cramer, an individual, Steve Lowe, an individual, David Wassung, an individual (all hereinafter referred to collectively as the “CGPN Shareholders”) on the other hand. Skystar is a party to this agreement solely to make representations and warranties as set forth herein.

RECITALS

WHEREAS, the Board of Directors of CGPN has adopted resolutions approving CGPN’s acquisition of shares of Skystar (the “Acquisition”) upon the terms and conditions hereinafter set forth in this Agreement;

WHEREAS, each Skystar Shareholder owns the number of shares of common stock of Skystar set forth opposite such Skystar Shareholder’s name in Column I on Schedule I attached hereto (collectively, the “Skystar Shares”);

WHEREAS, the Skystar Shareholders own, collectively, an amount of shares of common stock of Skystar, constituting 100% of the issued and outstanding capital stock of Skystar, and the Skystar Shareholders desire to sell their respective portion of the Skystar Shares pursuant to the terms and conditions of this Agreement;

WHEREAS, the CGPN Stockholders hold an amount of shares of CGPN common stock which represents at least a majority of the issued and outstanding capital stock of CGPN;

WHEREAS, the CGPN Stockholders will enter into this Agreement for the purpose of making certain representations, warranties, covenants, indemnifications and agreements;

WHEREAS, it is intended that the terms and conditions of this Agreement comply in all respects with Section 368(a)(1)(B) of the Code and the regulations corresponding thereto, so that the Acquisition shall qualify as a tax free reorganization under the Code;

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
THE ACQUISITION

1.1 The Acquisition. Upon the terms and subject to the conditions hereof, at the Closing (as hereinafter defined) the Skystar Shareholders will sell, convey, assign, transfer and deliver to CGPN one or more stock certificates representing the Skystar Shares, and as consideration for the acquisition of the Skystar Shares, CGPN will issue to each Skystar Shareholder, in exchange for such Skystar Shareholder’s pro rata portion of the Skystar Shares, one or more stock certificates representing the number of shares of CGPN Series B Preferred Stock set forth opposite such Skystar Shareholder’s name in Column II on Schedule 1.1(a) attached hereto (collectively, the “CGPN Shares”). The CGPN Shares issued shall be convertible, in the aggregate, into a number of shares of CGPN common stock that would equal 89.5% of the outstanding shares of CGPN common stock, if the CGPN Shares were to be full converted at the time of Closing. In addition, at Closing, Skystar shall pay to CGPN an amount equal to $120,000, which shall be used to pay liabilities of CGPN in the amounts owed to each person as set forth in Schedule 1.1(b).

1.2 Closing. The closing of the Acquisition (the “Closing”) shall take place on or before October 15, 2005, or on such other date as may be mutually agreed upon by the parties. Such date is referred to herein as the “Closing Date.”

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF SKYSTAR

Skystar hereby represents and warrants to CGPN as follows:

2.1  Organization. Skystar has been duly incorporated, is validly existing as a corporation and is in good standing under the laws of its jurisdiction of incorporation, and has the requisite power to carry on its business as now conducted.

2.2  Capitalization. The authorized capital stock of Skystar consists of 10,000 shares of common stock, no par value, of which at the Closing, no more than 10,000 shares shall be issued and outstanding. All of the issued and outstanding shares of capital stock of Skystar, as of the Closing, are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. There are no voting trusts or any other agreements or understandings with respect to the voting of Skystar’s capital stock.

2.3  Certain Corporate Matters. Skystar is duly qualified to do business as a corporation and is in good standing in each jurisdiction in which the ownership of its properties, the employment of its personnel or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on Skystar’s financial condition, results of operations or business. Skystar has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it.

2.4  Authority Relative to this Agreement. Skystar has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Skystar and the consummation by Skystar of the transactions contemplated hereby have been duly authorized by the Board of Directors of Skystar and no other actions on the part of Skystar are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Skystar and constitutes a valid and binding agreement of Skystar, enforceable against Skystar in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

2.5  Consents and Approvals; No Violations. Except for applicable requirements of federal securities laws and state securities or blue-sky laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by Skystar of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Skystar nor the consummation by Skystar of the transactions contemplated hereby, nor compliance by Skystar with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of Skystar, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Skystar or any Subsidiary (as hereinafter defined) is a party or by which they any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Skystar or any Subsidiary, or any of their respective properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to CGPN or any Subsidiary taken as a whole.

2.6  Books and Records. The books and records of Skystar delivered to the CGPN Shareholders prior to the Closing fully and fairly reflect the transactions to which Skystar is a party or by which they or their properties are bound and there shall be no material difference between the unaudited financials of Skystar given to CGPN and the actual reviewed US GAAP results of Skystar for the six month period ended June 30, 2005.

2.7  Intellectual Property. Skystar has no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Skystar infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

2.8  Litigation. Skystar is not subject to any judgment or order of any court or quasijudicial or administrative agency of any jurisdiction, domestic or foreign, nor is there any charge, complaint, lawsuit or governmental investigation pending against Skystar. Skystar is not a plaintiff in any action, domestic or foreign, judicial or administrative. There are no existing actions, suits, proceedings against or investigations of Skystar, and Skystar knows of no basis for such actions, suits, proceedings or investigations. There are no unsatisfied judgments, orders, decrees or stipulations affecting Skystar or to which Skystar is a party.

2.9  Legal Compliance. To the best knowledge of Skystar, after due investigation, no claim has been filed against Skystar alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. Skystar hold all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of their respective businesses as presently conducted.

2.10 Contracts. Skystar has delivered to CGPN copies of each and every:

(a)	Contract or series of related contracts with Xian Tianxing Bio-Pharmaceutical Co., Ltd., a Chinese company; and

(b)	material agreement of Skystar not made in the ordinary course of business.

All of the foregoing are referred to as the “Contracts.” The copies of each of the Contracts delivered are accurate and complete. Each Contract is in full force and effect and constitutes a legal, valid and binding obligation of, and is legally enforceable against, the respective parties thereto. There is no material default with respect to any such contract which will give rise to liability in respect thereof on the part of Skystar or the other parties thereto. No notice of default or similar notice has been given or received by Skystar under any of such contracts.

2.11  Disclosure. The representations and warranties and statements of fact made by Skystar in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
OF THE SKYSTAR SHAREHOLDERS

The Skystar Shareholders hereby represent and warrant to CGPN as follows:

3.1 Ownership of the Skystar Shares. Each Skystar Shareholder owns, beneficially and of record, good and marketable title to the Skystar Shares set forth opposite such Skystar Shareholder’s name in Column I on Schedule I attached hereto, free and clear of all security interests, liens, adverse claims, encumbrances, equities, proxies, options or stockholders’ agreements. Each Skystar Shareholder represents that such person has no right or claims whatsoever to any shares of Skystar capital stock, other than shares listed across such Skystar Shareholder on Schedule I and does not have any options, warrants or any other instruments entitling such Skystar Shareholder to exercise to purchase or convert into shares of Skystar capital stock. At the Closing, the Skystar Shareholders will convey to CGPN good and marketable title to the Skystar Shares, free and clear of any security interests, liens, adverse claims, encumbrances, equities, proxies, options, stockholders’ agreements or restrictions.

3.2  Authority Relative to this Agreement. This Agreement has been duly and validly executed and delivered by each Skystar Shareholder and constitutes a valid and binding agreement of each Skystar Shareholder, enforceable against each Skystar Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

3.3 Restricted Securities. Each Skystar Shareholder acknowledges that the CGPN Shares will not be registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws, that the CGPN Shares will be characterized as “restricted securities” under federal securities laws, and that under such laws and applicable regulations the CGPN Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. In this regard, each Skystar Shareholder is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

3.4 Accredited Investor. Each Skystar Shareholder is an “Accredited Investor” as that term is defined in rule 501 of Regulation D promulgated under the Securities Act. Each Skystar Shareholder is able to bear the economic risk of acquiring the CGPN Shares pursuant to the terms of this Agreement, including a complete loss of such Skystar Shareholder’s investment in the CGPN Shares.

3.5 Legend. Each Skystar Shareholder acknowledges that the certificate(s) representing such Skystar Shareholder’s pro rata portion of the CGPN Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF
CGPN AND THE CGPN STOCKHOLDERS

CGPN and the CGPN Stockholders hereby represent and warrant, jointly and severally, to Skystar and the Skystar Shareholders as follows:

4.1  Organization. CGPN is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite corporate power to carry on its business as now conducted.

4.2  Capitalization. CGPN’s authorized capital stock consists of 550,000,000 shares of capital stock, of which 500,000,000 shares are designated as Common Stock, of which 500,000,000 shares are issued and outstanding and of which 50,000,000 shares are designated as Preferred Stock, of which 2,000,000 shares of Preferred Stock are issued and outstanding. When issued, the CGPN Shares and the securities into which the CGPN Shares can be converted into will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. There are no outstanding or authorized options, rights, warrants, calls, convertible securities, rights to subscribe, conversion rights or other agreements or commitments to which CGPN is a party or which are binding upon CGPN providing for the issuance by CGPN or transfer by CGPN of additional shares of CGPN’s capital stock and CGPN has not reserved any shares of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments to issue capital stock of CGPN. There are no voting trusts or any other agreements or understandings with respect to the voting of CGPN’s capital stock. There are no obligations of CGPN to repurchase, redeem or otherwise require any shares of its capital stock as of the Closing. At the time of closing, no shares of Preferred Stock will be issued and outstanding other than the Preferred Stock to be issued pursuant to Section 1.1 of this Agreement.

4.3  Certain Corporate Matters. CGPN is duly licensed or qualified to do business and is in good standing as a foreign corporation in every jurisdiction in which the character of CGPN’s properties or nature of CGPN’s business requires it to be so licensed or qualified other than such jurisdictions in which the failure to be so licensed or qualified does not, or insofar as can reasonably be foreseen, in the future will not, have a material adverse effect on its financial condition, results of operations or business. CGPN has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it. CGPN has delivered to Skystar true, accurate and complete copies of its certificate or articles of incorporation and bylaws, which reflect all restatements of and amendments made thereto at any time prior to the date of this Agreement. The records of meetings of the stockholders and Board of Directors of CGPN are complete and correct in all material respects. The stock records of CGPN and the stockholder lists of CGPN that CGPN has previously furnished to Skystar are complete and correct in all material respects and accurately reflect the record ownership and the beneficial ownership of all the outstanding shares of CGPN’s capital stock and any other outstanding securities issued by CGPN. CGPN is not in default under or in violation of any provision of its certificate or articles of incorporation or bylaws in any material respect. CGPN is not in any material default or in violation of any restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability by which it is bound or to which any of its assets is subject.

4.4  Authority Relative to this Agreement. Each of CGPN and the CGPN Stockholders has the requisite power and authority to enter into this Agreement and carry out its or his obligations hereunder. The execution, delivery and performance of this Agreement by CGPN and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of CGPN and no other actions on the part of CGPN are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CGPN and the CGPN Stockholders and constitutes a valid and binding obligation of CGPN and each CGPN Stockholder, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

4.5  Consents and Approvals; No Violations. Except for applicable requirements of federal securities laws and state securities or blue-sky laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by CGPN of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by CGPN nor the consummation by CGPN of the transactions contemplated hereby, nor compliance by CGPN with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of CGPN, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which CGPN or any Subsidiary (as hereinafter defined) is a party or by which they any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to CGPN or any Subsidiary, or any of their respective properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to CGPN or any Subsidiary taken as a whole.

4.6 SEC Documents. CGPN hereby makes reference to the following documents filed with the United States Securities and Exchange Commission (the “SEC”), as posted on the SEC’s website, www.sec.gov: (collectively, the “SEC Documents”): (a) Registration Statement on Form 10SB as filed on November 11, 1999, and all amendments thereto; (b) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, 2003, 2002, and 2001 and any amendments thereto; (c) Quarterly Reports on Form 10-QSB for the periods ended March 31, 2005, 2004, 2003, 2002, 2001, June 30, 2004, 2003, 2002, 2001, September 30, 2004, 2003, 2002, 2001, and any amendments thereto; and (d) Current Reports on Form 8K filed in 2001 through the date of Closing. The SEC Documents constitute all of the documents and reports that CGPN was required to file with the SEC pursuant to the Securities Exchange Act of 1934 (“Exchange Act”) and the rules and regulations promulgated thereunder by the SEC since the effectiveness of CGPN’s Form 10SB. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and/or the Exchange Act, as the case may require, and the rules and regulations promulgated thereunder and none of the SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of CGPN included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (except, in the case of unaudited statements, as permitted by the applicable form under the Securities Act and/or the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of CGPN as of the dates thereof and its consolidated statements of operations, stockholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were and are not expected to have a material adverse effect on CGPN, its business, financial condition or results of operations). Except as and to the extent set forth on the consolidated balance sheet of CGPN as of December 31, 2004, including the notes thereto, CGPN has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether required to be reflected on a balance sheet or not).

4.7 Financial Statements.

(a) Included in the SEC Documents are the audited consolidated balance sheet of CGPN as at December 31, 2004 and 2003, and the related statement of operations, stockholders’ equity and cash flows for the two years then ended, together with the unqualified report thereon (except with respect to continuation as a going concern) of Weinberg & Company (“Weinberg”), independent auditors (collectively, “CGPN’s Audited Financials”).

(b) Included in the SEC Documents are the unaudited consolidated balance sheet of CGPN as at March 31, 2005, and the related statement of operations, stockholders’ equity and cash flows for the three months then ended, as reviewed by Gately (“CGPN’s Interim Financials”).

(c) CGPN’s Audited Financials and CGPN’s Interim Financials (collectively “CGPN’s Financial Statements”) are (i) in accordance with the books and records of CGPN, (ii) correct and complete, (iii) fairly present the financial position and results of operations of CGPN and each Subsidiary as of the dates indicated, and (iv) prepared in accordance with U.S. GAAP (except that (x) unaudited financial statements may not be in accordance with GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited) financials are subject to normal year-end audit adjustments that in the aggregate will not have a material adverse effect on CGPN or any Subsidiary, their respective businesses, financial conditions or results of operations.

4.8  Events Subsequent to Financial Statements. Except as disclosed in Schedule 4.8, since December 31, 2004, there has not been:

(a) Any sale, lease, transfer, license or assignment of any assets, tangible or intangible, of CGPN or any Subsidiary;

(b)  Any damage, destruction or property loss, whether or not covered by insurance, affecting adversely the properties or business of CGPN or any Subsidiary;

(c)  Any declaration or setting aside or payment of any dividend or distribution with respect to the shares of capital stock of CGPN or any Subsidiary or any redemption, purchase or other acquisition of any such shares;

(d)  Any subjection to any lien on any of the assets, tangible or intangible, of CGPN or any Subsidiary;

(e)  Any incurrence of indebtedness or liability or assumption of obligations by CGPN or any Subsidiary;

(f)  Any waiver or release by CGPN or any Subsidiary of any right of any material value;

(g)  Any compensation or benefits paid to officers or directors of CGPN or any Subsidiary;

(h)  Any change made or authorized in the Certificate of Incorporation or Bylaws of CGPN or any Subsidiary;

(i)  Any loan to or other transaction with any officer, director or stockholder of CGPN or any Subsidiary giving rise to any claim or right of CGPN or any Subsidiary against any such person or of such person against CGPN or any Subsidiary; or

(j)  Any material adverse change in the condition (financial or otherwise) of the respective properties, assets, liabilities or business of CGPN or any Subsidiary.

4.9 Liabilities. Except as otherwise disclosed in CGPN’s Financial Statements, neither CGPN nor any Subsidiary has any liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise. In addition, CGPN and the CGPN Stockholders represent that upon Closing, neither CGPN nor any Subsidiary will have any liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

4.10  Tax Matters. Except as disclosed in Schedule 4.10:

(a)  CGPN and each Subsidiary have duly filed all material federal, state, local and foreign tax returns required to be filed by or with respect to them with the Internal Revenue Service or other applicable taxing authority, and no extensions with respect to such tax returns have been requested or granted;

(b)  CGPN and each Subsidiary have paid, or adequately reserved against in CGPN’s Financial Statements, all material taxes due, or claimed by any taxing authority to be due, from or with respect to them;

(c)  To the best knowledge of CGPN, there has been no material issue raised or material adjustment proposed (and none is pending) by the Internal Revenue Service or any other taxing authority in connection with any of CGPN’s or any Subsidiary’s tax returns;

(d)  No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from CGPN or any Subsidiary; and

For the purposes of this Section 4.10, a tax is due (and must therefore either be paid or adequately reserved against in CGPN’s Financial Statements) only on the last date payment of such tax can be made without interest or penalties, whether such payment is due in respect of estimated taxes, withholding taxes, required tax credits or any other tax.

4.11  Real Property. Neither CGPN nor any Subsidiary owns or leases any real property.

4.12  Books and Records. The books and records of CGPN and each Subsidiary delivered to the Skystar Shareholders prior to the Closing fully and fairly reflect the transactions to which CGPN each Subsidiary is a party or by which they or their properties are bound.

4.13  Questionable Payments. Neither CGPN or any Subsidiary, nor any employee, agent or representative of CGPN or any Subsidiary has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using Company funds or made any payments from CGPN’s or any Subsidiary’s funds to governmental officials for improper purposes or made any illegal payments from CGPN’s or any Subsidiary’s funds to obtain or retain business.

4.14 RESERVED

4.15  Intellectual Property. Neither CGPN nor any Subsidiary owns or uses any trademarks, trade names, service marks, patents, copyrights or any applications with respect thereto. CGPN and the CGPN Stockholders have no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of CGPN or any Subsidiary infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

4.16  Insurance. Neither CGPN nor any Subsidiary has any insurance policies in effect.

4.17  Contracts. Except as set forth on Schedule 4.17, neither CGPN nor any Subsidiary has any material contracts, leases, arrangements or commitments (whether oral or written). Neither CGPN nor any Subsidiary is a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

4.18  Litigation. Neither CGPN nor any Subsidiary is subject to any judgment or order of any court or quasijudicial or administrative agency of any jurisdiction, domestic or foreign, nor is there any charge, complaint, lawsuit or governmental investigation pending against CGPN or any Subsidiary. Neither CGPN nor any Subsidiary is a plaintiff in any action, domestic or foreign, judicial or administrative. There are no existing actions, suits, proceedings against or investigations of CGPN or any Subsidiary, and CGPN knows of no basis for such actions, suits, proceedings or investigations. There are no unsatisfied judgments, orders, decrees or stipulations affecting CGPN or any Subsidiary or to which CGPN or any Subsidiary is a party.

4.19  Employees. Neither CGPN nor any Subsidiary has any employees. Neither CGPN nor any Subsidiary owes any compensation of any kind, deferred or otherwise, to any current or previous employees. Neither CGPN nor any Subsidiary has a written or oral employment agreement with any officer or director of CGPN or any Subsidiary. Neither CGPN nor any Subsidiary is a party to or bound by any collective bargaining agreement. Except as set forth on Schedule 4.19, there are no loans or other obligations payable or owing by CGPN or any Subsidiary to any stockholder, officer, director or employee of CGPN or any Subsidiary, nor are there any loans or debts payable or owing by any of such persons to CGPN or any Subsidiary or any guarantees by CGPN or any Subsidiary of any loan or obligation of any nature to which any such person is a party.

4.20  Employee Benefit Plans. Neither CGPN nor any Subsidiary has any (a) non-qualified deferred or incentive compensation or retirement plans or arrangements, (b) qualified retirement plans or arrangements, (c) other employee compensation, severance or termination pay or welfare benefit plans, programs or arrangements or (d) any related trusts, insurance contracts or other funding arrangements maintained, established or contributed to by CGPN or any Subsidiary.

4.21  Legal Compliance. To the best knowledge of CGPN, after due investigation, no claim has been filed against CGPN or any Subsidiary alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. CGPN and each Subsidiary hold all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of their respective businesses as presently conducted.

4.22 Subsidiaries and Investments.

(a) Except as set forth in Schedule 4.22(a), CGPN does not own any capital stock or have any interest of any kind whatsoever in any corporation, partnership, or other form of business organization (any such organization is referred to as a “Subsidiary”).

(b) Schedule 4.22(b) sets forth true and complete copies of the charter of each Subsidiary, as well as any limited liability company agreement, operating agreement or shareholder agreement relating to such Subsidiary, and any acquisition agreement relating to any Subsidiary. All corporate or other action that has been taken by any Subsidiary has been duly authorized and does not conflict with or violate any provision of its charter, bylaws or other organizational documents.

(c) Each Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) has all requisite and necessary power and authority to own, operate or lease those assets or properties which are owned, operated or leased by it and to conduct its business as it has been and currently is being conducted, (iii) is qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on its business.

(d) Except as set forth in Schedule 4.22(d), all outstanding shares of capital stock or other ownership interests of each Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights and are owned (either directly or indirectly) by CGPN without any encumbrances.

(e) Except as set forth in Schedule 4.22(e), there are no outstanding securities convertible into or exchangeable for the capital stock of or other equity interests in any Subsidiary and no outstanding options, rights, subscriptions, calls commitments, warrants or rights of any character for CGPN, any Subsidiary or any other person or entity to purchase, subscribe for or to otherwise acquire any shares of such stock or other securities of any Subsidiary.

(f) Except as set forth in Schedule 4.22(f), there are no outstanding agreements affecting or relating to the voting, issuance, purchase, redemption, repurchase or transfer of any capital stock of or other equity interests in any Subsidiary.

(g) Each Subsidiary’s stock register or similar register of ownership has complete and accurate records indicating the following: (i) the name and address of each person or entity owning shares of capital stock or other equity interest of the Subsidiary and (ii) the certificate number of each certificate evidencing shares of capital stock or other equity interest issued by the Subsidiary, the number of shares or other equity interests evidenced by each such certificate, the date of issuance of such certificate, and, if applicable, the date of cancellation. Copies of same have been made available to Skystar.

4.23  Broker’s Fees. Neither CGPN, nor anyone on its behalf has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder’s fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

4.24 Internal Accounting Controls. CGPN maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. CGPN has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for CGPN and designed such disclosure controls and procedures to ensure that material information relating to CGPN is made known to the certifying officers by others within those entities, particularly during the period in which the CGPN’s Form 10-KSB or 10-QSB, as the case may be, is being prepared. CGPN’s certifying officers have evaluated the effectiveness of CGPN’s controls and procedures as of end of the filing period prior to the filing date of the Form 10-QSB for the quarter ended March 31, 2004 (such date, the “Evaluation Date”). CGPN presented in its most recently filed Form 10-KSB or Form 10-QSB the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in CGPN’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

4.25 Listing and Maintenance Requirements. CGPN is currently quoted on the OTC Bulletin Board and CGPN has not, in the 12 months preceding the date hereof, received any notice from the OTC Bulletin Board or the NASD or any trading market on which CGPN’s common stock is or has been listed or quoted to the effect that CGPN is not in compliance with the quoting, listing or maintenance requirements of the OTCBB or such other trading market. CGPN is, and has no reason to believe that it will not, in the foreseeable future continue to be, in compliance with all such quoting, listing and maintenance requirements.

4.26 Application of Takeover Protections. CGPN and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under CGPN’s certificate or articles of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Skystar or the Skystar Shareholders as a result of the Acquisition or the exercise of any rights by Skystar or the Skystar Shareholders pursuant to this Agreement.

4.27 No SEC or NASD Inquiries. Neither CGPN nor any of its past or present officers or directors is, or has ever been, the subject of any formal or informal inquiry or investigation by the SEC or NASD.

4.28  Disclosure. The representations and warranties and statements of fact made by CGPN in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

ARTICLE 5
INDEMNIFICATION

5.1 CGPN Stockholders Indemnification. For a period of two years after the Closing, the CGPN Stockholders (each an “Indemnifying Party”) jointly and severally agree to indemnify Skystar, the Skystar Shareholders and each of the officers, agents and directors of Skystar or the Skystar Shareholders against any loss, liability, claim, damage or expense (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever) (each an “Indemnified Party”) to which it or they may become subject arising out of or based on either (i) any breach of or inaccuracy in any of the representations and warranties or covenants or conditions made by CGPN and/or the CGPN Stockholders herein in this Agreement; or (ii) any and all liabilities arising out of or in connection with: (A) any of the assets of CGPN or any Subsidiary prior to the Closing; or (B) the operations of CGPN prior to the Closing (the “CGPN Stockholders Indemnification”).

5.2  Indemnification Procedures. If any action shall be brought against any Indemnified Party in respect of which indemnity may be sought pursuant to this Agreement, such Indemnified Party shall promptly notify the Indemnifying Party in writing, and the Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing. Any Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that the employment thereof has been specifically authorized by the Indemnifying Party in writing, the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party. The Indemnifying Party will not be liable to any Indemnified Party under this Article 5 for any settlement by an Indemnified Party effected without the Indemnifying Party’s prior written consent, which shall not be unreasonably withheld or delayed; or to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Indemnified Party’s indemnification pursuant to this Article 5.

ARTICLE 6
COVENANTS AND AGREEMENTS OF THE PARTIES
EFFECTIVE PRIOR TO CLOSING

6.1 Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of Skystar and CGPN (and any Subsidiary) as each party may request. In order that each party may have the full opportunity to do so, Skystar and CGPN, the Skystar Shareholders and the CGPN Stockholders shall furnish each party and its representatives during such period with all such information concerning the affairs of Skystar or CGPN or any Subsidiary as each party or its representatives may reasonably request and cause Skystar or CGPN and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party’s representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party’s premises, with copies thereof to be provided to each party and/or its representatives upon request.

6.2 Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Acquisition and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

6.3 Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall (i) conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing and (ii) not enter into any material transactions or incur any material liability not required or specifically contemplated hereby, without first obtaining the written consent of Skystar and the Skystar Shareholders on the one hand and CGPN and the CGPN Stockholders on the other hand. Without the prior written consent of Skystar, the Skystar Stockholders, CGPN or the CGPN Stockholders, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing.

6.4 Litigation. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), assets, liabilities, business, operations or prospects of such party or any of its subsidiaries.

6.5 Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party’s representations or warranties herein.

6.6  Certificate of Designation. CGPN shall cause the Certificate of Designation (hereinafter defined) to be duly filed with the Secretary of State of the State of Delaware prior to the Closing of the Acquisition.

6.7  Retention of 2 Former Board of Directors. From the Closing Date until 1 year anniversary of the Closing Date, Skystar and the Skystar Shareholders hereby agree to vote any and all of its shares to elect and retain R. Scott Cramer and Steve Lowe as members of the board of directors of CGPN.

ARTICLE 7
CONDITIONS TO CLOSING

7.1  Conditions to Obligations of Skystar and the Skystar Shareholders. The obligations of Skystar and the Skystar Shareholders under this Agreement shall be subject to each of the following conditions:

(a) Closing Deliveries. At the Closing, CGPN and/or the CGPN Stockholders shall have delivered or caused to be delivered to Skystar and the Skystar Stockholders the following:

(i)  resolutions duly adopted by the Board of Directors of CGPN authorizing and approving the Acquisition and the execution, delivery and performance of this Agreement;

(ii)  a certificate of good standing for CGPN and each Subsidiary from their respective jurisdictions of incorporation, dated not earlier than five days prior to the Closing Date;

(iii)  written resignations of all officers and directors of CGPN (other than R. Scott Cramer and Steve Lowe as directors of CGPN) and each Subsidiary in office immediately prior to the Closing, and board resolutions electing the following individuals to the positions with CGPN and each Subsidiary listed opposite their names below:

Mr. Weibing LU	Director & CEO
Mr. Wei WEN	Director
Mr. Xinya ZHANG	Director
Ms. Erna GAO	Director & CFO

(iv) stock certificates representing the CPGN Shares to be delivered pursuant to this Agreement registered with the names set forth in Schedule I;

(v)  this Agreement and the Escrow Agreement duly executed by CGPN and the CGPN Stockholders;

(vi) all corporate records, agreements, seals and any other information reasonably requested by Skystar’s representatives with respect to CGPN;

(vii) such other documents as Skystar and/or the Skystar Shareholders may reasonably request in connection with the transactions contemplated hereby; and

(viii)  a release without prejudice with respect to any and all claims against CGPN whether actual or contingent that is satisfactory to Skystar legal counsel, at his sole discretion.

(b) Representations and Warranties to be True. The representations and warranties of CGPN and the CGPN Stockholders herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. CGPN and the CGPN Stockholders shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c) Assets and Liabilities. At the Closing, neither CGPN nor any Subsidiary shall have any material assets or liabilities, contingent or otherwise, or any tax obligations or any material changes to its business or financial condition.

(c)  SEC Filings. At the Closing, CGPN will be current in all SEC filings required by it to be filed, and will have filed its Quarterly Report on Form 10-QSB for the period ended June 30, 2005.

(e) Filing of Certificate of Designation. CGPN or its officers shall have cause the certificate of designation in the form attached as Exhibit A hereto (“Certificate of Designation”), setting forth the rights, preferences and privileges of the Series B Preferred Stock of CGPN, to be effective and filed with the Secretary of State of the State of Delaware.

(f)  Due Diligence. Skystar shall have delivered a written notice prior to or at Closing stating that it is fully satisfied with its due diligence of CGPN.

(g) Preferred Shares. All 2,000,000 shares of Preferred Shares issued and outstanding shall either: (i) have been converted to common stock; or (ii) redeemed, rescinded or cancelled.

7.2 Conditions to Obligations of CGPN and the CGPN Stockholders. The obligations of CGPN and the CGPN Stockholders under this Agreement shall be subject to each of the following conditions:

(a) Closing Deliveries. On the Closing Date, Skystar and/or the Skystar Shareholders shall have delivered to CGPN the following:

(i)	this Agreement duly executed by Skystar and the Skystar Shareholders;

(ii)	stock certificates representing the Skystar Shares to be delivered pursuant to this Agreement duly endorsed or accompanied by duly executed stock powers; and

(ii)	such other documents as CGPN may reasonably request in connection with the transactions contemplated hereby.

(b) Representations and Warranties to be True. The representations and warranties of Skystar and the Skystar Shareholders herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. Skystar and the Skystar Shareholders shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c) Due Diligence. CGPN shall have delivered a written notice prior to or at Closing stating that it is fully satisfied with its due diligence of Skystar.

ARTICLE 8
OTHER COVENANTS AND AGREEMENTS

8.1 Intentionally omitted.

8.2  Annual Meeting of Stockholders. CGPN shall use its reasonable best efforts to (a) hold its annual meeting of stockholders as soon as practicable following the Closing of the Acquisition, and (b) put forth, and have its board of directors recommend, a proposal to the stockholders to amend CGPN’s charter in order to increase the authorized number of shares of CGPN common stock to a number sufficient to allow conversion of all CGPN Shares into shares of common stock of CGPN.

8.3 Conversion of CGPN Shares. CGPN shall take any and all actions reasonably necessary to facilitate and permit the conversion of CGPN Shares into shares of CGPN common stock in accordance with this Agreement and the Certificate of Designation, as soon as practicable after the Closing of the Acquisition.

8.4 Subsequent Equity Issuances. From the date of the Closing until 12 months after the Closing, CGPN shall not, without the prior written consent from one of the CGPN Shareholders, issue an amount of shares of CGPN’s common stock in excess of 5% of the issued and outstanding common stock of CGPN as of the date of the Closing to any person; provided, however, this provision shall not apply to the following issuances: (i) common stock issued in connection with a public or private offering of CGPN’s common stock for the purpose of raising capital; (ii) common stock issued in connection with a merger or acquisition consistent with its plan of operations; (iii) common stock issued in connection with any recapitalization of CGPN’s common stock; or (iv) of up to 5% of the issued and outstanding common stock of CGPN as of the date of the Closing to CGPN’s consultants and advisors.

ARTICLE 9
GENERAL PROVISIONS

9.1  Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed at addresses set forth on the signature page hereof (or at such other address for a party as shall be specified by like notice).

9.2  Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

9.3  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under this Agreement.

9.4  Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

9.5 Separate Counsel. Each party hereby expressly acknowledges that it has been advised to seek its own separate legal counsel for advice with respect to this Agreement, and that no counsel to any party hereto has acted or is acting as counsel to any other party hereto in connection with this Agreement.

9.6  Governing Law; Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, U.S.A. Any and all actions brought under this Agreement shall be brought in the state and/or federal courts of the United States sitting in the City of Orlando, Florida and each party hereby waives any right to object to the convenience of such venue.

9.7  Counterparts and Facsimile Signatures. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement. This Agreement and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

9.8 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all parties hereto.

9.9 Parties In Interest: No Third Party Beneficiaries. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto. This Agreement shall not be deemed to confer upon any person not a party hereto any rights or remedies hereunder.

9.10 Waiver. No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition. No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party’s rights, powers and remedies. All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

9.11 Expenses. At or prior to the Closing, the parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.

[SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Skystar Bio-Pharmaceutical Company

By:	/s/ Lu Wei Bing
Name:	Weibing Lu
Title:	Chairman
Address:	Scotia Centre. 4/F. P.O.B. 2806
George Town. Grand Caymans
Cayman Islands

[SIGNATURE PAGES OF SKYSTAR SHAREHOLDERS,
CGPN AND CGPN STOCKHOLDERS FOLLOW]

[SIGNATURE PAGE OF SKYSTAR SHAREHOLDERS]

Skystar Shareholders

/s/ Lu Wei Bing
Upform Group Limited
By:	Chairman
Name:	Weibing Lu
Address:	Sea Meadow House, Blackburne Highway
P.O. Box 116, Road Town, Tortola,
British Virgin Islands

/s/ Wen Wei
Clever Mind International Limited
By:	Chairman
Name:	Wei Wen
Address:	Sea Meadow House, Blackburne Highway
P.O. Box 116, Road Town, Tortola,
British Virgin Islands

/s/ Wang Yuan Tai
Yuantai Wang
Room 801, Jianhang Jiashu Building
Jianjia Xiang Community, Tangfang Street
Xian, China

/s/ Xuejian Yuan
Xuejian Yuan
Room 101, No. 59, Lane 380, Xingzhi Road,
Shanghai, China

/s/ Sidong Zhu
Sidong Zhu
12/F, No. 700, Yan An Road East,
Shanghai, China

[SIGNATURE PAGE OF CGPN AND CGPN STOCKHOLDERS]

The Cyber Group Network Corporation

By:	/s/ R. Scott Cramer
Name:	R. Scott Cramer
Title:	Chief Executive Officer
Address:

CGPN Stockholders:

/s/ Steve Lowe

/s/ David Wassung B.O.D.